SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                        ALLIANT ENERGY DE MEXICO, L.L.C.
                            Corporation Trust Center
                               1209 Orange Street
                              Wilmington, Delaware
                -------------------------------------------------
                        (Name of foreign utility company)



                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)



                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                                 General Counsel
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

     Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "'35 Act"), as amended, acting on behalf of Alliant Energy de Mexico, L.L.C. ("Mexico LLC"), a Delaware corporation and a wholly-owned indirect subsidiary of IEC, hereby notifies the Securities and Exchange Commission (the "Commission") that Mexico LLC is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the '35 Act.


ITEM 1.  NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
         ------------------------------------------------

     The name and business address of the company claiming FUCO status is Alliant Energy de Mexico, L.L.C., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.

     Mexico LLC was organized in 1998 as an investment company for international (primarily Mexico) investments of IEC. It is a wholly-owned subsidiary of Alliant Energy International, Inc. ("Alliant International"), which, in turn, is a wholly-owned subsidiary of Alliant Energy Resources, Inc. ("Resources"). Resources is a direct wholly-owned subsidiary of IEC and serves as the holding company for substantially all of the non-regulated businesses of IEC.

     Mexico LLC has three subsidiaries. Mexico LLC owns 0.03% of Alliant Energy de Mexico, S. de R.L. de C.V. ("AE Mexico"), a FUCO with headquarters in Mexico. Alliant International owns the remaining 99.97% of AE Mexico. Mexico LLC owns 0.03% of Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. ("Operaciones"), a FUCO with headquarters in Mexico. AE Mexico owns the remaining 99.97% of Operaciones. Mexico LLC owns 0.03% of Alliant Energy Servicios de Mexico, S. de R.L. de C.V. ("Servicios"), a FUCO with headquarters in Mexico. AE Mexico owns the remaining 99.97% of Servicios.

     Operaciones and Servicios have entered into agreements to operate the electrical distribution facilities of a non-affiliated company which serves a resort community known as Laguna Del Mar located in Puerto Penasco, Sonora, United Mexican States. Neither entity owns or operates any facilities that are used for the generation, transmission, or distribution of electric energy for sale in the United States.


ITEM 2.  DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF MEXICO LLC
         ---------------------------------------------------------
         AND THEIR RELATIONSHIP TO MEXICO LLC.
         ------------------------------------

     The following companies, each of which is a direct or indirect subsidiary of IEC, are domestic public utility companies and associate companies of Mexico
LLC: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the

"Domestic Utilities"). At present, apart from their common affiliation with IEC, none of the Domestic Utilities has any relationship with Mexico LLC.



                            EXHIBIT A. STATE CERTIFICATION.

                                      INAPPLICABLE.



                                       SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                                 INTERSTATE ENERGY CORPORATION


                                                 By: /s/ Barbara J. Swan
                                                    --------------------
                                                      Barbara J. Swan
                                                      General Counsel



Date:  May 17, 1999




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